Filed by The Amex Membership Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Companies:

NYSE Euronext (Commission File No. 001-33392)

The Amex Membership Corporation

The Amex Membership Corporation

86 Trinity Place

New York, NY 10006

March 14, 2008

Dear Amex Seat Owners:

We are pleased to invite Amex seat owners to our first information session on the proposed acquisition of the American Stock Exchange by NYSE Euronext. We look forward to the opportunity to meet with you as we continue to be excited by this compelling transaction.

The meeting will be held on Thursday, March 27th at 12:00 pm in the 14th floor boardroom of the American Stock Exchange building on 86 Trinity Place in New York City. Seat owners who are unable to attend in person can dial-in to the meeting by dialing 877-891-6970 and providing the operator with the passcode: Amex.

Because the purpose of the meeting is to provide Amex seat owners and lessees with voting rights who will be voting on the transaction with the opportunity to learn more about NYSE Euronext and the transaction, only those Amex seat owners and lessees with voting rights who are entitled to vote may attend or dial-in to the meeting. We expect to schedule an additional information session for Amex seat owners and lessees with voting rights in New York City and Florida after definitive proxy materials have been mailed.

We are also pleased to inform you that last week the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the proposed acquisition of the American Stock Exchange by NYSE Euronext. While the proposed acquisition remains subject to the satisfaction of other conditions, including the approval of Amex seat owners and the U.S. Securities and Exchange Commission, this development represents an important milestone.

Please note that important information regarding the proposed transaction is contained in the registration statement/preliminary proxy statement, which is available to you by link from www.amex.com, on the SEC’s web site, www.sec.gov, or by contacting John Cunningham, Managing Director of Amex Membership Services, at 212-306-1419. We expect to mail Amex’s 2007 financial statements to seat owners next week so that you may review them in advance of the information session. We look forward to seeing many of you here on March 27th to discuss the proposed transaction.

Thank you.

Sincerely,

/s/ Neal L. Wolkoff	/s/ Matthew H. Frank
Neal L. Wolkoff	Matthew H. Frank
Chairman & CEO	Chairman
American Stock Exchange	The Amex Membership Corporation

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. The SEC has not yet declared Form S-4 effective. AMEX MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Amex members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.